Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104-7036 o: 206.883.2500 f: 206.883.2699

CONFIDENTIAL TREATMENT REQUESTED

BY PAYMENTUS HOLDINGS, INC.: PAY-0001

May 12, 2021

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION SUBMITTED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris
Mara Ransom
Rufus Decker
Amy Geddes

Re:	Paymentus Holdings, Inc.
Registration Statement on Form S-l
Filed April 30, 2021
File No. 333-255683 Option Pricing Review

Ladies and Gentlemen:

We are submitting this letter on behalf of Paymentus Holdings, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 filed on April 30, 2021 (the “Registration Statement”). Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version submitted via EDGAR and for which the Company is requesting confidential treatment. For the convenience of the Staff, we are providing copies of this letter to the Staff via secure file transfer.

The purpose of this letter is to notify the Staff that the price range to be included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[***] and $[***] per share of Class A common stock in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations, and to provide the Staff with an update regarding the expected timing of the offering. All share and dollar amounts in this letter give effect to a 5-for-1 forward stock split completed on May 10, 2021.

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Securities and Exchange Commission May 12, 2021 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY PAYMENTUS HOLDINGS, INC.: PAY-0001

The preliminary price range was determined, in large part, based on various discussions that took place between April 23, 2021 and the date hereof among the Company and representatives of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, BofA Securities, Inc. and Citigroup Global Markets Inc., the lead underwriters for the offering. Prior to printing preliminary prospectuses and commencing the roadshow, the Company and its underwriters will further refine and narrow this price range, so the breadth of the price range is consistent with the Commission’s guidance.

The Company supplementally advises the Staff that the price range noted above is subject to further revision based on market conditions, business developments and other factors.

Timing Considerations

The Company supplementally advises the Staff that it anticipates printing its preliminary prospectus on or about May 14, 2021 and commencing its roadshow as early as May 17, 2021, with a target pricing date as early as May 25, 2021.

Historical Fair Value Determinations

To facilitate the Staff’s review, the table below contains a complete list of all options granted during the period from May 15, 2020 through the date of this letter (the “Review Period”). The Company has not made any other equity incentive grants during the Review Period.

Grant Date	Shares Underlying Options Granted	Fair Value Per Share
August 20, 2020	338,500	$ 8.66
August 26, 2020	61,500	8.66
December 17, 2020	67,500	8.66
March 10, 2021	61,195	9.55

Moreover, the Company’s board of directors (the “Board”) is considering making equity awards of restricted stock units prior to the pricing of the initial public offering, which awards would become effective on the date the Registration Statement becomes effective. If the Company also were to grant any options prior to the pricing of the initial public offering, the exercise price of any options so granted would be equal to the initial public offering price.

Overview of Option Pricing and Fair Value Determinations

Each time the Board has granted options, it has granted those options with an exercise price intended to be equal to the fair value of the underlying shares on the grant date. Given the absence of an active trading market for the Company’s equity, determining the fair value of the Company’s common stock has required the Board to make complex and subjective judgments. In doing so, the Board considered a combination of valuation methodologies.

The Company and its Board have consistently sought to comply with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). The Company also obtained an independent valuation from a nationally recognized independent valuation firm to assist the Board in making its determination of fair value of the shares underlying the March 2021 grants and to ensure that all relevant business developments were considered in making that valuation determination.

Throughout the Review Period, the Board consisted of individuals with significant experience in business, finance, and investing in and valuing companies, including determining the fair value of the common stock of such companies. In each instance, the Board reached its determination of the fair value of the Company’s common stock after discussion and made its determination in good faith, based on the information available as of the grant date, including the

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methodology and key assumptions in the independent third-party valuation used for the March 2021 grants described in additional detail below.

Each fair value estimate was based on a variety of factors, which included the following:

•	an independent third-party valuation of the Company’s common stock (with respect to the March 2021 grants);
•	the price at which stockholders of the Company sold their shares to other stockholders of the Company in an arms-length transaction;
•	the Company’s results of operations and financial position, including its levels of available capital resources;
•	the Company’s business conditions and projections;
•	the Company’s stage of development;
•	the valuation of publicly traded companies in the payments and technology sectors, as well as recently completed mergers and acquisitions of peer companies;
•	the lack of marketability of the Company’s common stock as a private company;
•	the likelihood of achieving a liquidity event for the Company’s stockholders, such as an initial public offering or a sale of the Company, given prevailing market conditions;
•	the hiring of key personnel and the experience of management;
•	trends and developments in the Company’s industry;
•	external market conditions affecting the payments and technology industry sectors;
•	U.S. and global capital market conditions; and
•	general economic outlook, including economic growth, inflation, unemployment and interest rate environment, and global economic trends, such as the impact of the COVID-19 pandemic.

In valuing the Company’s common stock, the Board determined the equity value of the Company’s business generally using various valuation methods, including combinations of methods, as deemed appropriate under the circumstances applicable at the valuation date and, in the case of the March 2021 grants, supported by an independent third-party valuation as of December 31, 2020.

August and December 2020 Grants

At the time of making the August 2020 grants, the Board did not have the benefit of a recently completed third-party valuation. The Board therefore considered the other factors listed above, in particular a secondary transaction completed in the first quarter of 2019. In that secondary transaction, affiliates of Accel-KKR, or AKKR, purchased an aggregate of 4,420,925 shares of common stock at a purchase price of $8.66 per share, or approximately $38.4 million in the aggregate. The Board considered the facts and circumstances of that transaction to evaluate the extent to which it represented a fair value exchange. Factors considered included transaction volume, timing, whether the transaction occurred among willing and unrelated parties, whether the transaction involved parties with equal access to the Company’s financial information, the fact that AKKR is an investment firm with significant experience in valuing privately held technology companies and has been the Company’s controlling stockholder since September 2011, and the fact that the transaction was initiated by the selling stockholders and the negotiation of the selling price was conducted without involvement of the Company (other than a member of management acting in his individual capacity as a selling stockholder).

Based on its evaluation of the facts and circumstances, the Board determined that the purchase price negotiated in this arms-length secondary transaction was indicative of fair value as the parties involved were well-informed, knowledgeable, sophisticated investors with equal access to the Company’s financial and other records. The Board further determined that internal and external developments since the completion of the secondary transaction did not, on balance, warrant a lower or higher fair value at the time of making the August 2020 grants. Accordingly, the Board

Securities and Exchange Commission May 12, 2021 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY PAYMENTUS HOLDINGS, INC.: PAY-0001

determined that the fair value of the common stock underlying the options granted on August 20, 2020 and August 26, 2020 was $8.66 per share.

The Board considered the same factors when it approved the December 17, 2020 grants at a fair value of $8.66 per share. At that time, the Board did not deem there to have been any material internal or external developments that would warrant a change to its August 2020 determination of fair value.

March 2021 Grants

In January 2021, the Company decided to move forward with a potential initial public offering process and engage underwriters, and it held its organizational meeting on January 26, 2021. In anticipation of making further equity grants prior to its initial public offering, the Company engaged an independent third-party valuation firm to prepare a new valuation. The valuation was conducted as of December 31, 2020, with the valuation report dated February 22, 2021.

The valuation firm performed the valuation of the Company’s common stock on a minority, non-marketable interest basis by first establishing an enterprise value using generally accepted valuation methodologies, including discounted cash flow analysis, comparable public company analysis and comparable acquisitions analysis. The valuation firm then added cash and deducted debt to determine the total equity value of the Company. From there, the valuation firm employed a hybrid method, combining the Probability Weighted Expected Return Method (“PWERM”) and the Option Pricing Model (“OPM”), to allocate equity value in determining the valuation of the Company’s common stock as of December 31, 2020. The valuation report incorporated a near-term initial public offering scenario using PWERM, which it weighted at 50%, and a stay-private scenario using OPM, which it weighted at 50%. The valuation firm then applied a 10% discount for lack of marketability to both scenarios, resulting in a fair market value of $9.69 per share under the PWERM initial public offering scenario, $9.40 per share under the OPM stay-private scenario and $9.55 per share in the hybrid method that weighted these scenarios equally.

Based on the valuation report and the other factors outlined above, the Board determined that the fair value of the common stock underlying the options granted on March 10, 2021 was $9.55 per share.

Sensitivity Analysis

Although the Company believes that the exercise price of the March 2021 grants to be equal to the fair value of the underlying shares on the grant date, the Company evaluated the potential impact to its financial statements had the Company assumed a fair market value of $22.50 per share for the March 2021 grants (the midpoint of the preliminary price range). Total stock-based compensation recognized in the Company’s statement of operations for the three months ended March 31, 2021 was approximately $563,000. Assuming the March 2021 grants were granted in-the-money with a strike price of $9.55 and a fair value of common stock on the grant date of $22.50, stock-based compensation would have been approximately $582,000. The Company respectfully submits that the potential impact of an additional $19,000 to total stock-based compensation, which would represent approximately 0.1% of total operating expenses for the three months ended March 31, 2021, is immaterial.

Conclusion

Based on the above analysis, the Company respectfully submits to the Staff that the determination of the fair values of its common stock and each option granted as described above was appropriate and fully complied with all applicable rules and regulations for the determination of fair value, consistent with the AICPA Practice Aid.

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Securities and Exchange Commission May 12, 2021 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY PAYMENTUS HOLDINGS, INC.: PAY-0001

Please direct any questions with respect to this letter to the undersigned at (206) 883-2524 or mnordtvedt@wsgr.com. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Dushyant Sharma, Paymentus Holdings, Inc.
John Morrow, Paymentus Holdings, Inc.
Matt Parson, Paymentus Holdings, Inc.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Victor Nilsson, Wilson Sonsini Goodrich & Rosati, P.C.
Byron B. Rooney, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP